TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Updates Mineral Resource Estimate for Hasaga Property in Red Lake, Ontario

September 11, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce an updated Mineral Resource Estimate ("MRE") for its 100% owned, exploration-stage Hasaga Property ("Hasaga" or the "Property") in Red Lake, Ontario.

Highlights

  Indicated Mineral Resource estimated at 1.470 million tonnes ("Mt") with an average grade of 8.64 grams per tonne ("g/t") gold for 408,000 ounces ("oz") of contained gold
  Inferred Mineral Resource estimated at 2.059 Mt with an average grade of 7.31 g/t gold for 484,000 oz of contained gold

"Hasaga is located in the Red Lake Gold District of northwestern Ontario, which is renowned for its high gold grades and prolific historical gold production. This updated Mineral Resource Estimate focuses on the high-grade nature of the gold mineralization and is a departure from the previous bulk-tonnage approach," stated Scott Heffernan, EVP Exploration of Equinox Gold. "As expected, the updated Mineral Resource Estimate contains fewer gold ounces but at significantly higher average gold grades.

"Further, the main zones of gold mineralization included in the updated Mineral Resource Estimate remain open, with numerous historical gold intersections defining drill-ready targets highlighting the potential for resource growth and new discoveries."

Hasaga is located on the western edge of the town of Red Lake, Ontario (Figure 1) within the Red Lake Greenstone Belt, which has produced over 30 million ounces of gold from active and past producing gold mines. Hasaga sits on the main northeast-southwest trend, approximately 5 km southwest of the Red Lake Mine Complex. Acquired by Equinox Gold in 2021 through the acquisition of Premier Gold Mines Limited, the Property is host to three past-producing gold mines (Hasaga, Buffalo and Red Lake Gold Shore) that combined produced 240,969 oz of gold. Most of the production came from underground mining in the Hasaga Mine, which produced 218,213 oz of gold at an average grade of 4.94 g/t gold between 1938 and 1952.

Hasaga Mineral Resource Update

The updated MRE is summarized in Table 1 and incorporates a new geological model that resulted from a core relogging campaign focused on drilling completed by the previous operator. No new drilling has been conducted by Equinox Gold to date. The revised MRE was optimized for underground mining with a 4 g/t gold cut-off grade and a minimum thickness of 1.0 m, which is appropriate for this style of deposit and typical of all significant gold mines in the Red Lake Gold District.

The main Hasaga, Epp C, and Epp D zones, which are hosted within the Hasaga Porphyry, account for most of the current mineral resource and are the most attractive targets for future exploration. All three zones occur along a common mineralized trend and represent the strike and down-dip extensions of the past producing Hasaga and Howie mines. The Buffalo Zone, located 1.5 km southwest of the Hasaga Deposit, and the Central Zone, located approximately 1 km north of the Hasaga Deposit, are both hosted within the Dome Stock. The zones are shown in Figures 2 and 3 and described in Hasaga Geology and Mineralization below.

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Hasaga Exploration Potential

Historical drilling results along the main Hasaga trend underscore the exploration potential of the Property. Of the 46 drillholes outside of the resource areas, every hole returned at least one sample with > 1 g/t gold and 14 intersected potentially economic gold mineralization, providing drill-ready, high-potential targets for resource growth (Figure 3). Additionally, over 50% of the Property is underlain by the Dome Stock, which hosts the Buffalo and Central zones and has not been systematically explored, providing additional potential for new discoveries.

Exploration efforts contemplated for 2025 include:

  Geological mapping and surface geochemistry programs to cover the entire property
  Further relogging of historical drill core for continued geological model improvement
  Sampling of historical core intervals recognized as potentially gold bearing
  A limited infill and step-out diamond drilling program within the resource areas and within known mineralization away from the resource areas

Figure 1: Hasaga Property Location Map

CANADA
Ontario
Hasaga Property
440000
445000
450000
N
Cochenour Mine
Cochenour
Campbell Mine
Balmertown
Red Lake Mine
Balmer Shaft
Rahill-Bonanza JV Project
5655000
Gold Shore Mine
Red Lake
Howey Mine
Hasaga Mine
Buffalo Mine
Hasaga Property
5650000
~5km to Madsen Mine
EQUINOX GOLD
Hasaga
Rahill-Bonanza (Evolution/ Equinox JV)
Evolution Mining
GoldOn Resources
Renegade Gold
West Red Lake Gold
Renegade Gold Mines
Agnico Eagle Mines
Teck
Nexus Gold
Past Producers
Current Producers
Town or City
Roads
Hasaga Property Location Map
September 5, 2024
NAD 1983 UTM Zone 15N

Table 1: Hasaga Mineral Resource Estimate as of June 30, 2024

Classification	Area	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Indicated	Epp C	893	9.58	275
	Hasaga	346	7.06	79
	Buffalo	158	8.17	41
	Central	73	5.66	13
	Total	1,470	8.64	408
Inferred	Epp C	728	8.59	201
	Hasaga	507	6.35	103
	Epp D	322	6.46	67
	Buffalo	259	7.09	59
	Central	243	6.81	53
	Total	2,059	7.31	484

  Mineral Resources are reported using a cut-off grade of 4.0 g/t gold based on the following costs and assumptions: US$1,700 per oz gold price, C$0.77 to US$1 exchange rate, US$4.62 per gold oz refining and transportation costs, 3% royalty, US$83.93/t mining costs, US$30.80/t process costs, US$23.10/t G&A costs, US$26.18/t sustaining capital, 90% process recovery and 1m minimum width.
  Mineral Resources are constrained using wireframes representing continuous blocks with estimated gold grades ≥4 g/t gold, continuous volumes representing >120 kt, and minimum thickness of 1.0 m.
  The Hasaga Property Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. who is a qualified person ("QP") as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101").
  The Hasaga Property Mineral Resource statement has been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects (May 2016) and the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014).
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
  Metric tonnes and gold ounces are rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
  Mineral Resources from the Hasaga Property presented herein have an effective date of June 30, 2024.
  See the Technical Report on the Hasaga Property, Red Lake, Ontario, Canada dated September 11, 2024, with an effective date of June 30, 2024 ("Hasaga Technical Report") available on the Company's profile on SEDAR+ www.sedarplus.ca and on the Company's profile  on EDGAR at www.sec.gov/edgar for details of the information required under sections 3.2, 3.3 and 3.4 of NI 43-101.

Hasaga Geology and Mineralization

Hasaga is located within the Red Lake Greenstone Belt in Ontario, Canada, with the northern half underlain by granodiorite of the Dome Stock and the southern portion by felsic, intermediate and mafic volcanics of the Confederation and Balmer Assemblages (Figure 2). The volcanic units are intruded by the intermediate Howie Diorite and the felsic Hasaga Porphyry. Gold mineralization is classified as an orogenic gold deposit and is primarily hosted in quartz-tourmaline-sulphide veins within the Dome Stock and Hasaga Porphyry. The Dome Stock is host to the Central and Buffalo zones, while the remainder of the zones (Hasaga, Epp C, and Epp D) are hosted in the Hasaga Porphyry. Despite having similar mineralogy, vein morphology differs between host rock types. Veins hosted in the Dome Stock are generally thinner, occurring as millimetre-scale to centimetre-scale veins, with little to no ductile deformation. Veins hosted in the Hasaga Porphyry are generally thicker, occurring as centimetre-scale to decimetre-scale with more abundant ductile deformation textures and well-developed alteration halos. Vein geometry and orientation also differs between zones, with the Hasaga Porphyry zones displaying an orientation slightly oblique to stratigraphy, striking northeast-southwest, with minor cross-cutting splays and folds. Dome Stock zones, in contrast, typically strike northwest-southeast. Both settings of mineralization are interpreted to be associated with a belt-scale mineralization event, postdating emplacement of all major geological units, and pre-dating the peak regional metamorphic and deformation event that modified mineralization.

Figure 2: Hasaga Property Geology Map

438500
440000
441500
5654000
5652500
5651000
5649500
N
Rahill Bonanza Property
Hasaga Property
Gold Shore Mine
Central Deposit
Howey Mine
A'
Hasaga Mine
Hasaga, Epp C, Epp D Deposits
Buffalo Mine
A
Buffalo Deposit
Geology
Intrusive Units
Dome Stock
Hasaga Porphyry
Howey Diorite
Laverty Dyke
Balmer-Confederation Unconformity
Confederation Assemblage
Mafic Intrusion
Mafic Volcanics
Intermediate Volcanics
Felsic Volcanics
Clastic Sediments
Balmer Assemblage
Ultramafic Intrusion/ Extrusive
Mafic Volcanics
Mafic Intrusion
Source:
Horwood, H.C., (1945). Howey–Hasaga Area, Ontario Department of Mines Map 49e.
0
0.5
1
Km

EQUINOX GOLD

Hasaga Property Boundary

Mineral Resource Gold Domains

Past Producing Mine

Hasaga Geology Map

September 5, 2024

NAD 1983 UTM Zone 15N

Figure 3: Schematic Long Section of the Hasaga Property

SW
(A)
Buffalo Mine
Central Zone is Off Section
3.3 g/t Au over 5.0 m &
5.4 g/t Au over 2.0 m
Hasaga Mine
Howie Mine
NE
(A')
2.1 g/t Au over 13.0 m
Open
Hasaga
Domain
14.6 g/t Au over 1.0 m &
14.0 g/t Au over 1.0 m
9.5 g/t Au over 5.0 m
500 m
500 m
64.6 g/t Au over 1.0 m
9.1 g/t Au over 1.4 m
Epp C
Domain
10.6 g/t Au over 4.3 m
6.7 g/t Au over 3.0 m
1000 m
1000 m
Open
Epp D
Domain
Property Boundary
Property Boundary
8.1 g/t Au over 2.0 m
1500 m
1500 m
7.4 g/t Au over 2.2 m
Open
Open
Open
Historical Drilling
Grade (g/t Au) x Thickness (m)
>24 g x m
12 - 24 g x m
6 - 12 g x m
<6 g x m
Open
0 125 250 375 500
Meters
2000 m
2000 m
Resource Domains
Historical Workings
Topography
Display Corridor = +/- 200 m

EQUINOX GOLD

Hasaga Long Section

September 6, 2024

Rahill-Bonanza Property

Connecting Hasaga and the Red Lake Mine Complex (Figure 1), the Rahill-Bonanza Property is a joint venture between Equinox Gold and Evolution Mining Limited ("Evolution"). Rahill-Bonanza is situated on the main Red Lake mine trend and is the only remaining property on the mine trend that is not 100% owned by Evolution. Rahill-Bonanza boasts historical gold production from the past-producing Wilmar Mine, multiple deposits with historical resources and numerous exploration targets on key structures that remain open and warrant significant future exploration.

Qualified Persons

Scott Heffernan, M.Sc., P.Geo., Equinox Gold's EVP Exploration, a qualified person ("QP") under National Instrument 43-101, has reviewed and approved the scientific and technical information related to exploration and Mineral Resource matters contained in this news release.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with eight producing gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information (collectively, "Forward-looking Information"). Forward-looking Information in this news release includes, but is not limited to, statements regarding: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, and future financial or operating performance; Equinox Gold's plans and expectations for further exploration at Hasaga; and estimates of Mineral Resources. Forward-looking Information can be identified by the use of words such as "strategy", "potential", "targets", "future", "will", "advance" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should" occur, or the negative connotation of such terms. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information in this news release on the Company's current expectations and projections about future events and these assumptions include: the material factors and assumptions contained in the Hasaga Technical Report, including the Mineral Resource estimates and the assumptions on which they are based; Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release.

Forward-looking Information is subject to known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fire and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; changes in laws, regulations and government practices; legal restrictions relating to mining; and those factors identified in the Company's Management's Discussion and Analysis for the year ended December 31, 2023 and its most recently filed Annual Information Form, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference into this news release to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be made that the Company will make additional updates with respect to that or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Resources

Information regarding mineral resource estimates included in this news release was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.